

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2018

Kelly Dvorak
General Counsel
Bank First National Corporation
402 North 8th Street
Manitowoc, WI 54220

  Re: Bank First National Corporation
    Form 10-12B
    Filed September 24, 2018
    File No. 001-38676

Dear Ms. Dvorak:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Financial Services